UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

    X         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   ---                          EXCHANGE ACT OF 1934

              For the fiscal year ended        DECEMBER 31, 2002
                                       --------------------------------

                                       OR

              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   ---                          EXCHANGE ACT OF 1934

              For the transition period from                            to
                                            ---------------------------

                          ------------------------------------


                        COMMISSION FILE NUMBER 001-15081

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             UNIONBANCAL CORPORATION
                              400 California Street
                         San Francisco, California 94104

                         UNION BANK OF CALIFORNIA, N.A.
                              401(K) PLAN AND TRUST


                  FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
                  AND 2001 AND FOR THE YEAR ENDED DECEMBER 31,
                  2002, SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31,
                  2002 AND INDEPENDENT AUDITORS' REPORT

UNION BANK OF CALIFORNIA, N.A. 401(K) PLAN AND TRUST

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2002 and 2001                                                2

   Statement of Changes in Net Assets Available for Benefits for the Year
     Ended December 31, 2002                                                   3

   Notes to Financial Statements                                             4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:

   Form 5500, Schedule H, Part IV, Line 4i -
     Schedule of Assets (Held at the End of the Year)                          8


All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of
  Union Bank of California, N.A. 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Union Bank of California, N.A. 401(k) Plan and Trust (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/S/ DELOITTE & TOUCHE LLP

October 22, 2003
San Francisco, California

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                    2002                2001

ASSETS:
  Investments, at fair value                    $531,647,451        $554,260,129
                                                ------------        ------------
  Contributions receivable:
    Employees                                      1,037,457             843,746
    Employer                                         323,253             274,108
                                                ------------        ------------
           Total contributions receivable          1,360,710           1,117,854
                                                ------------        ------------
           Total assets                          533,008,161         555,377,983

LIABILITIES -
  Accrued trustee fees                                17,326              19,269
                                                ------------        ------------
NET ASSETS AVAILABLE FOR BENEFITS               $532,990,835        $555,358,714
                                                ============        ============


See notes to financial statements.

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


INVESTMENT INCOME (LOSS):
  Interest and dividends                                           $ 13,418,207
  Net depreciation in fair value of investments                     (47,097,654)
                                                                   ------------
           Net investment loss                                      (33,679,447)
                                                                   ------------
CONTRIBUTIONS:
  Employees                                                          36,130,471
  Employer                                                           13,787,664
                                                                   ------------
           Total contributions                                       49,918,135
                                                                   ------------
DEDUCTIONS:
  Benefits paid                                                      39,516,442
  Trustee and administrative expenses                                   249,140
                                                                   ------------
           Total deductions                                          39,765,582
                                                                   ------------
Transfer-In Plan Merger with First Western Bank                       1,159,015
                                                                   ------------
DECREASE IN NET ASSETS                                              (22,367,879)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                 555,358,714
                                                                   ------------
  End of year                                                      $532,990,835
                                                                   ============

See notes to financial statements.

UNION BANK OF CALIFORNIA, N.A. 401(K) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


1.   GENERAL DESCRIPTION OF THE PLAN

     The following description of the Union Bank of California, N.A. 401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     PARTICIPATION - Effective April 1, 2001, all employees are eligible to participate in the Plan commencing on the first quarterly entry date following the employee's date of hire provided the date of hire is at least 30 or 31 days before the entry date. On May 13, 2002, UnionBanCal Corporation (the parent of Union Bank of California, N.A.) acquired First Western Bank. Effective July 1, 2002, all employees of the acquired First Western Bank became Plan Participants, provided they were eligible employees on that date. The assets and liabilities of the First Western Bank Salary Savings Plan were merged into the Plan effective October 1, 2002.

     ADMINISTRATION - Plan assets are managed by the investment managers designated by the Employee Deferred Compensation and Benefit Plans Administrative Committee ("EDCBPA"). The current investment managers are HighMark Capital Management, Inc. (an affiliate of the Union Bank of California, N.A. (the "Bank")), Vanguard Group Inc., PIMCO Dresdner RCM Global Investors, L.L.C., Bank of Ireland Asset Management (U.S.) Limited, and T. Rowe Price. The Investment Subcommittee of the EDCBPA assists the EDCBPA to prepare investment guidelines and monitor the performance of the investment managers. The Investment Subcommittee reports regularly to the EDCBPA, which in turn reports to the Directors' Executive Compensation and Benefits Committee ("Directors' Committee") (a committee of the Board of Directors). The Directors' Committee provides general oversight for the activities of the EDCBPA. Union Bank of California, N.A. serves as the trustee for the Plan.

     CONTRIBUTIONS - Each participant may elect to contribute 1 percent to 25 percent of his or her basic compensation as defined in the plan on a pretax basis, subject to certain Internal Revenue Code limits. Matching pretax contributions are made by the Bank at a rate of 50 percent of employee pretax contributions, up to a maximum of 3 percent of basic compensation.

     Participants may also elect to contribute 1 percent to 10 percent of their basic compensation on an after-tax basis. Pretax and after-tax employee contributions may not, in the aggregate, exceed 25 percent of basic compensation. The Bank may, at its discretion, make certain other contributions, including profit sharing. All contributions are subject to Internal Revenue Code ("IRC") limitations.

     All contributions and an allocation of Plan earnings are credited to an individual account established in the name and for the exclusive benefit of the participant and his or her beneficiaries. The account is charged with withdrawals and an allocation of plan losses.

     The Plan offers participants the choice of investing in eleven different investment funds. In addition, participants may also obtain loans which are secured by their vested account balances.

     Each participant has the option of determining the investment selections in which contributions and account balances are to be invested. The participant may direct all investments to one selection or divide investments among several selections in increments of 1 percent of total amounts allocated to investments.

     PARTICIPANT LOANS - The Plan allows participants to borrow up to 50 percent of their vested balance, up to a maximum loan of $50,000. Loans are secured by the balance in the participant's account and made for a period of 1 to 5 years, unless the loan is used to purchase a primary residence, in which case the term may extend to 15 years. The rate of interest is fixed and is equal to the Bank's secured passbook savings account rate in effect at the time of the loan. Principal and interest are paid ratably through payroll deductions.

     VESTING - The participants' vested account balances are used to provide benefits. All contributions, including Bank matching contributions and profit-sharing contributions, are fully vested and nonforfeitable at all times.

     BENEFITS - Participants will receive the vested value of their accounts as of the last valuation date, together with any vested contributions credited thereafter as soon as practicable after the latest of the following events occurs, unless later payment is requested:

     o Retirement (attaining age 65, the normal retirement age under the Plan)

     o    Completion of 10 years of participation in the Plan

     o    Termination of employment (including death and disability)

     Distributions of vested benefits are made in single lump-sum payments, unless an equal payment plan was in place prior to July 1, 2001. Upon termination or partial termination of the Plan, the accounts of affected participants may continue to be held in trust or may be distributed to the participants as determined by the EDCBPA, but only to the extent permitted by law.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

     INVESTMENT VALUATION AND INCOME RECOGNITION - Investments are stated at fair value. Shares of registered investment companies and commingled funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

     Participant loans are carried at the outstanding loan balance. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Management fees and operating expenses are charged to the Plan for investments in registered investment companies deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value for such investments.

     PAYMENT OF BENEFITS - Benefits are recorded when paid.

     ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including investments with registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.   INVESTMENTS

     Investments that represent 5 percent or more of the Plan's assets at December 31, 2002 and 2001 are separately identified in the following table:


                                                     2002               2001

 UnionBanCal Corporation common stock           $104,234,681       $121,235,109

 Mutual funds:
  HighMark Diversified Money Market Fund          83,688,355         77,673,358
  HighMark Balanced Fund                          29,573,804         36,742,345
  HighMark Value Momentum Fund                    75,625,811        100,950,506
  Vanguard Index Trust 500 Portfolio              38,264,490         45,542,082
  PIMCO Dresdner RCM Large-Cap Growth Fund        38,912,899         51,236,890

 Commingled fund -
  Stable Value Fund                               96,434,461         75,782,632



     During 2002, net appreciation (depreciation) in fair value of investments was as follows:


 Common stock                                                      $  6,493,286
 Mutual funds                                                       (53,590,940)
                                                                   ------------
 Total                                                             $(47,097,654)
                                                                   ============

4.   FEDERAL INCOME TAX STATUS OF THE PLAN

     The Plan has received a determination letter dated March 2, 1999, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

5.   RELATED PARTY TRANSACTIONS

     Certain investments of the Plan are managed by HighMark Capital Management, Inc., an affiliate of the Bank, and are held by the trustee, Union Bank of California, N.A. Those transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management and trustee services amounted to $242,235 for the year ended December 31, 2002.

6.   SUBSEQUENT EVENT

     On February 13, 2003, the Plan received a determination letter stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC").

                                     ******



UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
-------------------------------------------------------------------------------------------------------------------
          IDENTITY                                                                                       CURRENT
          OF ISSUER                                DESCRIPTION                          UNITS             VALUE

UnionBanCal Corporation*                 UnionBanCal Corporation
                                           common stock                               2,654,308      $ 104,234,681

Registered investment companies:
  Union Bank of California, N.A.*        HighMark Diversified Money
                                           Market Fund                               83,688,355         83,688,355
  Union Bank of California, N.A.*        HighMark Bond Fund                           2,364,202         25,935,291
  Union Bank of California, N.A.*        HighMark Balanced Fund                       2,619,469         29,573,804
  Union Bank of California, N.A.*        HighMark Value Momentum Fund                 4,159,836         75,625,811
  The Vanguard Group                     Vanguard Index Trust 500 Portfolio             475,631         38,264,490
  The Vanguard Group                     Vanguard Extended Index                        214,718          4,023,806
  Berger Funds                           Berger International Fund                      274,472          2,264,392
  T. Rowe Price                          T. Rowe Price Small-Cap Stock Fund             662,041         14,233,880
  PIMCO Funds                            PIMCO Dresdner RCM Large-Cap
                                           Growth Fund                                3,852,762         38,912,899

Commingled fund:
  Union Bank of California, N.A.*        Stable Value Fund                           96,434,461         96,434,461

Union Bank of California, N.A.*          Participant Loans (2,300 loans
                                           outstanding with interest rates
                                           ranging from 7.5% to 12%)                     N/A            18,455,581
                                                                                                     -------------
                                                                                                     $ 531,647,451
                                                                                                     =============

*A party-in-interest, as defined by ERISA.


                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST


                            By:        /S/ PAUL E. FEARER
                               -------------------------------------------------
                                           Paul E. Fearer
                                  Executive Vice President & Director,
                                          Human Resources
                                   Union Bank of California, N.A.

Date: October 24, 2003

                               INDEX TO EXHIBITS


EXHIBIT
-------
NUMBER                   EXHIBIT
------                   -------

23.1      Consent of Deloitte & Touche LLP